UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 13, 2023, MorphoSys AG (the “Company”) published the launch of a cash capital increase by way of accelerated bookbuilding process. On December 14, 2023, the Company published the financial details of the transaction.

Exhibits

99.1    Ad hoc: MorphoSys AG Launches Cash Capital Increase by way of Accelerated Bookbuilding Process
99.2    Ad hoc: MorphoSys AG Places New Shares From Cash Capital Increase with Gross Proceeds Of Approximately EUR 102.7 million
99.3    MorphoSys Places New Shares from Cash Capital Increase with Gross Proceeds of Approximately EUR 102.7 Million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: December 14, 2023    By:    /s/ i.A. Dr. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations

    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations